082-03818

07024277

GRUPO HERDEZ

Mayo 23th, 2007.

SEC MAIL PROCESSING RECEIVED MAY 29 2007 WASH. D.C. 210 SECTION

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to December 31, 2006 and 2005 and a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
JUN 12 2007
THOMSON FINANCIAL

Regards.

P.A

ERNESTO RAMOS ORTIZ.

dlw 6/11

GRUPO HERDEZ, S. A. B. DE C. V.
Calzada San Bartolo Naucalpan 360 Col. Argentina Poniente C. P. 11230 México, D. F. Tels.: 5358 3133 y 5576 3100

GRUPO HERDEZ

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2007 WASH, D.C. 210

Mayo 23th, 2007.

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to December 31, 2006 and 2005 and a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

P.A.

ERNESTO RAMOS ORTIZ.

GRUPO HERDEZ, S. A. B. DE C. V.
Calzada San Bartolo Naucalpan 360 Col. Argentina Poniente C. P. 11230 México, D. F. Tels.: 5358 3133 y 5576 3100

GRUPO HERDEZ.

Mayo 17 del 2007.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras dictaminadas del 4to. trimestre del 2006 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

GRUPO
HERDEZ.

February 22, 2007

Dear Members of the Board:

One of our main objectives is profitable growth, and precisely during the fourth quarter of 2006, our financial performance reflected this goal.

We increased our market share as measured in units in very important categories, while operating income registered double-digit growth.

On an annual basis, two barriers were broken: Ps. 6 billion and Ps. 1 billion in net sales and consolidated EBITDA, respectively.

During the October-December period of 2006, our sales in tons increased 7.8%, due to favorable domestic performance primarily in home-style sauces, pasta and beverages. Sales figures were $1,761.0 million compared to $1,716.7 million for the same period last year, or 2.6% greater in real terms.

Both, the cost of sales and operating expenses decreased 1.2 percentage points, a good combination that allowed for a 21.3% increase in operating income, which rose from $232.7 to $282.2 million during the fourth quarter of 2006.

For its part, net income was $96.2 million, a figure $6.5 million lower than in the previous year when non-recurring extraordinary items were registered, which combined represented approximately $19.1 million pesos of net income.

During 2006, volume measured in tons rose 8.3%, from 331.5 to 359.2 thousand tons, driven by good performance in mayonnaise, home-style sauces, mole sauces, vegetables, and new products in the beverage segment.

Sales figures rose to $6,120.4 billion, $183.7 million more than in 2005, due to 16.2% growth in our exports, among which Doña María lines in the United States stand out.

It is important to note that the average sales price in the domestic market fell, primarily because of a change in the product mix as well as greater promotional activity at the point of sale.

For fiscal year 2006, the cost of sales as a percentage of sales fell slightly, from 59.9% to 59.3%, while operating expenses remained virtually unchanged in terms of sales, that is, 26.1 percent.

This led operating income to rise 6.9 percent, from $830.9 to $888.4 million. Similarly, and for the first time, consolidated EBITDA reached $1,008.1 million, $55.2 million more than in the previous year.

For its part, net income was $332.7 million, an increase of 6.4% with respect to the figure obtained in 2005.

The company's financial situation remains solid; consolidated shareholders' equity represents 55.0% of total assets after payment of an extraordinary dividend, while net debt to consolidated EBITDA ratio was 1.03 times.

In 2006, we expanded the capacity of the Distribution Center in San Luis Potosi and made the necessary investments in the Herdez Av. Industrias Plant in the same city in order to receive product lines from Veracruz. These two investments represented 95% of the Group's investments in fixed assets, which totaled $92 million.

After these investments, we increased consolidated free cash flow 26.1%, which rose from $495.6 million in 2005 to $625.3 million during 2006.

Return on invested consolidated capital (ROIC) before taxes was 24.1%, while return on majority equity was 17.1 percent.

The substantial improvement in results in the last two years has been product of the operational restructuring plan that we implemented in 2004, establishing the platform and structure to accelerate our growth under profitability criteria.

In 2007, we will continue centralizing some production activities, seeking greater scale in our factories as well as divesting of non-strategic assets and, without a doubt, optimizing operating expenses.

The economic environment, while presenting challenges externally, shows encouraging signs with respect to internal dynamics. However, the price of agricultural raw materials has shown considerable increases in the last six months that cannot easily be passed on to the consumer. Our efforts will be directed towards effectively managing pricing policies and absorbing most of the impact through efficiencies.

Sincerely,

Héctor Hernández-Pons Torres.
President and CEO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,528,016	100	4,628,340	100
s02	CURRENT ASSETS	2,105,711	47	2,100,101	45
s03	CASH AND SHORT-TERM INVESTMENTS	70,597	2	33,927	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	927,694	20	849,652	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	213,484	5	287,961	6
s06	INVENTORIES	772,180	17	865,776	19
s07	OTHER CURRENT ASSETS	121,756	3	62,785	1
s08	LONG-TERM	103,482	2	107,113	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	103,482	2	107,113	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,980,353	44	2,088,632	45
s13	LAND AND BUILDINGS	978,368	22	1,012,846	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,724,285	38	1,757,875	38
s15	OTHER EQUIPMENT	440,375	10	438,730	9
s16	ACCUMULATED DEPRECIATION	1,235,816	27	1,189,713	26
s17	CONSTRUCTION IN PROGRESS	73,141	2	68,894	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	332,344	7	326,120	7
s19	OTHER ASSETS	6,126	0	6,374	0
s20	TOTAL LIABILITIES	2,038,898	100	1,912,668	100
s21	CURRENT LIABILITIES	1,061,175	52	889,012	46
s22	SUPPLIERS	429,424	21	343,216	18
s23	BANK LOANS	321,726	16	237,706	12
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	136,201	7	196,154	10
s26	OTHER CURRENT LIABILITIES	173,824	9	111,936	6
s27	LONG-TERM LIABILITIES	786,448	39	828,485	43
s28	BANK LOANS	786,448	39	828,485	43
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	191,275	9	195,171	10
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,489,118	100	2,715,672	100
s34	MINORITY INTEREST	642,015	26	666,212	25
s35	MAJORITY INTEREST	1,847,103	74	2,049,460	75
s36	CONTRIBUTED CAPITAL	1,139,858	46	1,143,756	42
s79	CAPITAL STOCK	926,885	37	930,783	34
s39	PREMIUM ON ISSUANCE OF SHARES	212,973	9	212,973	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	707,245	28	905,704	33
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,165,348	127	3,245,977	120
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,458,103)	(99)	(2,340,273)	(86)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	70,597	100	33,927	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	70,597	100	33,927	100
s07	OTHER CURRENT ASSETS	121,756	100	62,785	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	121,756	100	62,785	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	332,344	100	326,120	100
s48	DEFERRED EXPENSES (NET)	224,967	68	224,151	69
s49	GOODWILL	91,301	27	91,616	28
s51	OTHER	16,076	5	10,353	3
s19	OTHER ASSETS	6,126	100	6,374	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	6,374	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	1,061,175	100	889,012	100
s52	FOREIGN CURRENCY LIABILITIES	75,830	7	80,785	9
s53	MEXICAN PESOS LIABILITIES	985,345	93	808,227	91
s26	OTHER CURRENT LIABILITIES	173,824	100	111,936	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	11,782	7	5,580	5
s68	PROVISIONS	116,280	67	86,822	78
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	45,762	26	19,534	17
s27	LONG-TERM LIABILITIES	786,448	100	828,485	100
s59	FOREIGN CURRENCY LIABILITIES	72,503	9	147,535	18
s60	MEXICAN PESOS LIABILITIES	713,945	91	680,950	82
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	191,275	100	195,171	100
s66	DEFERRED TAXES	170,515	89	175,828	90
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	20,760	11	19,343	10
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	926,885	100	930,783	100
s37	CAPITAL STOCK (NOMINAL)	428,377	46	432,275	46
s38	RESTATEMENT OF CAPITAL STOCK	498,508	54	498,508	54

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,165,348	100	3,245,977	100
s93	LEGAL RESERVE	109,310	3	93,831	3
s43	RESERVE FOR REPURCHASE OF SHARES	217,485	7	242,474	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,505,809	79	2,596,936	80
s45	NET INCOME FOR THE YEAR	332,744	11	312,736	10
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,458,103)	100	(2,340,273)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,458,103)	100	(2,340,273)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

AUDITED (Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,044,536	1,211,089
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	40,108
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,675	2,597
s76	WORKERS (*)	2,857	3,167
s77	OUTSTANDING SHARES (*)	428,104,763	431,999,963
s78	REPURCHASED SHARES (*)	3,895,237	37
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

AUDITED (Thousands of Mexican Pesos) Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	6,120,439	100	5,936,661	100
r02	COST OF SALES	3,631,674	59	3,557,709	60
r03	GROSS PROFIT	2,488,765	41	2,378,952	40
r04	OPERATING EXPENSES	1,600,316	26	1,548,061	26
r05	OPERATING INCOME	888,449	15	830,891	14
r06	INTEGRAL FINANCING COST	81,489	1	89,045	1
r07	INCOME AFTER INTEGRAL FINANCING COST	806,960	13	741,846	12
r08	OTHER EXPENSE AND INCOME (NET)	6,706	0	(53,275)	(1)
r44	SPECIAL ITEMS	0	0	(76,774)	(1)
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	800,254	13	871,895	15
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	252,116	4	273,278	5
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	548,138	9	598,617	10
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	9,514	0	7,785	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	557,652	9	606,402	10
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	557,652	9	606,402	10
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	18,346	0	87,265	1
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	539,306	9	519,137	9
r19	NET INCOME OF MINORITY INTEREST	206,562	3	206,401	3
r20	NET INCOME OF MAJORITY INTEREST	332,744	5	312,736	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED (Thousands of Mexican Pesos) Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	6,120,439	100	5,936,661	100
r21	DOMESTIC	5,602,095	92	5,490,486	92
r22	FOREIGN	518,344	8	446,175	8
r23	TRANSLATED INTO DOLLARS (***)	46,428	1	39,401	1
r06	INTEGRAL FINANCING COST	81,489	100	89,045	100
r24	INTEREST EXPENSE	109,079	134	139,886	157
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	14,999	18	13,300	15
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,931	5	(5,891)	(7)
r28	RESULT FROM MONETARY POSITION	(16,522)	(20)	(31,650)	(36)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	252,116	100	273,278	100
r32	INCOME TAX	249,571	99	301,798	110
r33	DEFERRED INCOME TAX	(9,749)	(4)	(41,526)	(15)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	12,294	5	13,006	5
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	6,897,348	6,559,838
r37	TAX RESULT FOR THE YEAR	860,590	981,715
r38	NET SALES (**)	6,120,439	5,936,661
r39	OPERATING INCOME (**)	888,449	830,891
r40	NET INCOME OF MAJORITY INTEREST (**)	332,744	312,736
r41	NET CONSOLIDATED INCOME (**)	539,306	519,137
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	119,685	120,557

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,761,031	100	1,716,664	100
rt02	COST OF SALES	1,061,606	60	1,056,526	62
rt03	GROSS PROFIT	699,425	40	660,138	38
rt04	OPERATING EXPENSES	417,190	24	427,455	25
rt05	OPERATING INCOME	282,235	16	232,683	14
rt06	INTEGRAL FINANCING COST	15,237	1	9,776	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	266,998	15	222,907	13
rt08	OTHER EXPENSE AND INCOME (NET)	509	0	(73,308)	(4)
rt44	SPECIAL ITEMS	0	0	(76,774)	(4)
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	266,489	15	372,989	22
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	86,213	5	108,673	6
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	180,276	10	264,316	15
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(2,068)	0	461	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	178,208	10	264,777	15
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	178,208	10	264,777	15
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	13,269	1	87,265	5
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	164,939	9	177,512	10
rt19	NET INCOME OF MINORITY INTEREST	68,749	4	74,848	4
rt20	NET INCOME OF MAJORITY INTEREST	96,190	5	102,664	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A.B. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,761,031	100	1,716,664	100
rt21	DOMESTIC	1,647,267	94	1,594,214	93
rt22	FOREIGN	113,764	6	122,450	7
rt23	TRANSLATED INTO DOLLARS (***)	9,815	1	11,443	1
rt06	INTEGRAL FINANCING COST	15,237	100	9,776	100
rt24	INTEREST EXPENSE	28,778	189	33,761	345
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,867	32	3,373	35
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,059)	(14)	(1,975)	(20)
rt28	RESULT FROM MONETARY POSITION	(6,615)	(43)	(18,637)	(191)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	86,213	100	108,673	100
rt32	INCOME TAX	46,847	54	81,395	75
rt33	DEFERRED INCOME TAX	33,700	39	18,000	17
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	5,666	7	9,278	9
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	25,824	34,300

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	539,306	519,137
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	119,470	63,442
c03	RESOURCES FROM NET INCOME FOR THE YEAR	658,776	582,579
c04	RESOURCES PROVIDED OR USED IN OPERATION	58,472	285,935
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	717,248	868,514
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	41,986	(401,000)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(630,570)	(101,901)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(588,584)	(502,901)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(91,994)	(387,378)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	36,670	(21,765)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	33,927	55,692
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	70,597	33,927

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	119,470	63,442
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	119,684	122,040
c41	+ (-) OTHER ITEMS	(214)	(58,598)
c04	RESOURCES PROVIDED OR USED IN OPERATION	58,472	285,935
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	5,984	(84,303)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	59,896	306,281
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(86,001)	67,635
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	86,208	(189,371)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,615)	185,693
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	41,986	(401,000)
c23	+ BANK FINANCING	84,022	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(42,036)	(401,000)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(630,570)	(101,901)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(600,790)	(164,919)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(29,780)	63,018
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(91,994)	(387,378)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	(14,492)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(88,372)	(343,215)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(3,622)	(29,671)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.78		$ 0.72	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 0.82		$ 1.40	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.04		$ 0.20	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 4.31		$ 4.74	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.91		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.60	times	1.72	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.41	times	11.28	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	8.81	%	8.74	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	18.01	%	15.25	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.91	%	11.21	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	123.90	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.06	%	6.09	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.35	times	1.28	times
p07	NET SALES TO FIXED ASSETS (**)	3.09	times	2.84	times
p08	INVENTORIES TURNOVER (**)	4.70	times	4.10	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47.44	days	44.80	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.60	%	11.22	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	45.02	%	41.32	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.81	times	0.70	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	7.27	%	11.93	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.71	%	39.66	%
p15	OPERATING INCOME TO INTEREST PAID	8.14	times	5.93	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.00	times	3.10	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.98	times	2.36	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.25	times	1.38	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.03	times	1.09	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.65	%	3.81	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.76	%	9.81	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.95	%	4.81	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	6.57	times	6.20	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(7.13)	%	79.73	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	107.13	%	20.26	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	96.06	%	88.59	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Febrero 22, 2007.

Estimados Consejeros:

Uno de nuestros principales objetivos es el crecimiento rentable y precisamente durante el cuarto trimestre de 2006 nuestro desempeño financiero reflejó esta meta.

Incrementamos nuestra participación de mercado medido en unidades en categorías muy importantes mientras que la utilidad de operación registró crecimientos de dos dígitos.

De forma anual se rompieron dos barreras: rebasamos $6,000 y $1,000 millones en ventas netas y EBITDA consolidado respectivamente.

Durante el periodo octubre-diciembre de 2006 nuestras ventas en toneladas aumentaron 7.8% gracias a un favorable desempeño doméstico de salsas, pastas y bebidas, principalmente. Las ventas en valores fueron $1,761.0 millones en comparación con $1,716.7 del mismo periodo del año anterior, o bien 2.6% superiores en términos reales.

Tanto el costo de ventas como el gasto de operación disminuyeron 1.2 puntos porcentuales, una buena combinación que permitió un crecimiento de 21.3% en la utilidad de operación al pasar de $232.7 a $282.2 millones durante el cuarto trimestre de 2006.

Por su parte, la utilidad neta fue de $96.2 millones, cifra $6.5 millones inferior a la del año pasado, donde se registraron partidas extraordinarias no recurrentes, que agrupadas representaron ingresos netos por $19.1 millones de pesos aproximadamente.

Durante el año 2006, el volumen medido en toneladas se incrementó 8.3% al pasar de 331.5 a 359.2 mil toneladas impulsadas por buenos desempeños en mayonesas, salsas, moles, vegetales y los recientes lanzamientos en el segmento de bebidas.

Las ventas en valores ascendieron a $6,120.4 millones, $183.7 millones más que en 2005, gracias a un crecimiento de 16.2% en nuestras exportaciones destacando las líneas Doña María en Estados Unidos.

Es importante mencionar que el precio promedio de ventas en el mercado doméstico, disminuyó debido principalmente a un cambio en la mezcla de productos así como por una mayor actividad promocional en el punto de venta.

En el periodo enero-diciembre de 2006 el costo de ventas como porcentaje a ventas se redujo ligeramente al pasar de 59.9% a 59.3% mientras que los gastos de operación se mantuvieron prácticamente constante con relación a ventas, es decir en 26.1 por ciento.

Lo anterior ocasionó que la utilidad de operación se incrementará 6.9 por ciento al pasar de $830.9 a $888.4 millones. De igual manera y por primera vez, el flujo de operación EBITDA alcanzó $1,008.1 millones, $56.7 millones más que en el año anterior.

Por su parte, la utilidad neta fue de $332.7 millones, un incremento de 6.4% con respecto a la utilidad neta obtenida durante 2005.

La situación financiera de la empresa se mantiene sólida, el capital contable consolidado representa 55.0% de los activos totales después del pago de un dividendo extraordinario, mientras que la deuda neta con relación al flujo EBITDA consolidado fue de 1.03 veces.

En 2006 ampliamos la capacidad del Centro de Distribución en San Luís Potosí y realizamos las inversiones necesarias en la Planta Herdez Av. Industrias en la misma ciudad para recibir las líneas provenientes de Veracruz. Estas dos inversiones representaron el 95% de las inversiones en activo fijo del Grupo mismas que ascendieron a $92 millones.

Después de estas inversiones, incrementamos 26.1% el flujo libre de efectivo consolidado al pasar de $495.6 en 2005 a $ 625.3 millones durante 2006.

El rendimiento sobre el capital empleado consolidado antes de impuestos fue de 24.1% mientras que el rendimiento del capital mayoritario fue de 17.1 por ciento.

La sustancial mejora en los resultados de los dos últimos años han sido producto de el plan de reestructura operativa que implantamos en el 2004, sentando la plataforma y estructura para acelerar nuestro crecimiento bajo criterios de rentabilidad.

En 2007 continuaremos con la centralización de algunas actividades productivas buscando una mayor escala en nuestras fábricas así como la des-inversión de activos no estratégicos y sin lugar a dudas, optimizando el gasto de operación.

El entorno económico, si bien presenta retos en la parte externa, se vislumbra alentador con respecto al dinamismo interno. Sin embargo, el precio de las materias primas agrícolas ha registrado incrementos considerables en los últimos seis meses que difícilmente pueden trasladarse al consumidor. Nuestros esfuerzos se encaminarán a manejar eficientemente la política de precios y absorber a través de eficiencias la mayoría de estos impactos.

A t e n t a m e n t e

Héctor Hernández-Pons Torres.
Presidente y Director General.

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MEXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MEXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V., HERMARCAS, S.A. DE C.V. Y HERDEZ MARCAS, S.L.

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS Y SE EXPRESAN EN PESOS DE PODER ADQUISITIVO DEL ULTIMO EJERCICIO.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.
A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2006.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 31 DE DICIEMBRE DE 2006 Y DE 2005, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICIN DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.

LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 31 DE DICIEMBRE DE 2006 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO. AL 31 DE DICIEMBRE DE 2005 SE DETERMINO UN CREDITO A LOS RESULTADOS DEL EJERCICIO, NETO DE IMPUESTOS, COMO RESULTADO DE UNA REVERSION DEBIDO A LOS CAMBIOS EN LAS CONDICIONES ORIGINALES, POR UN IMPORTE DE $55,277.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

Concepto	Costo de Adquisic	Deprec Acumul	Valor en Libros	Reval	Deprec Por rev	Valor en Libros
INMUEBLES	382,366	76,921	305,446	366,593	184,101	487,938
MAQUINARIA	898,997	322,004	576,993	825,287	465,426	936,854
EQ.TRANSP.	47,121	22,714	24,407	41,036	35,007	30,435
EQ.OFNA.	45,017	20,880	24,137	34,715	29,186	29,666
EQ.COMPUTO	58,299	44,507	13,793	16,502	14,705	15,589
EQ. DE PESCA	191,309	15,387	175,922	1,465	4,072	173,315
OTROS	3,960	750	3,210	951	155	4,006
TOTAL	1,627,069	503,163	1,123,906	1,286,550	732,653	1,677,803

Activos No Depreciables

TERRENOS	68,217		68,217	161,192		229,409
CONSTRUCC. EN PROCESO	73,141		73,141			73,141
TOTAL	141,358		246,101	161,192		302,550
TOTAL	1,768,427	503,163	1,265,264	1,447,742	732,653	1,980,353

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE

SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS

CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

A CONTINUACIÓN SE RESUMEN LOS PRINCIPALES DATOS FINANCIEROS CONSOLIDADOS DE DICHOS PLANES:

	2005	2006
OBLIGACIÓN POR BENEFICIOS PROYECTADOS	(104,730)	(126,969)
ACTIVOS DE LOS PLANES A VALOR DE MERCADO	40,108	56,281
SERVICIOS ANTERIORES NO AMORTIZADOS	34,737	49,641
VARIACIÓN EN SUPUESTOS Y AJUSTES NO AMORTIZ.	10,542	287
PASIVO NETO PROYECTADO	(19,343)	(20,760)
OBLIGACION POR DERECHOS ADQUIRIDOS	(7,028)	(7,028)
OBLIGACIÓN POR BENEFICIOS ACTUALES	(88,329)	(103,827)
PASIVO DE TRANSICIÓN NO AMORTIZADO	(68,986)	(83,067)
COSTO NETO DEL PERÍODO	14,321	17,934

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,377	498,508	926,885
PRIMA EN VENTA DE ACCIONES	43,572	169,401	212,973
RESERVA LEGAL	58,463	50,847	109,310
RESULTADOS ACUMULADOS	1,348,274	1,157,535	2,505,809
RVA P/ ADQUIS DE ACCS PROP	43,551	173,934	217,485
EXC (INSUF) EN LA ACT DEL CAP		(2,458,103)	(2,458,103)

RESULTADO DEL EJERCICIO	332,744	0	332,744
TOTAL	2,254,981	(407,878)	1,847,103

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE 2006 Y 2005, LA COMPAÑIA LLEVO A CABO LA RECOMPRA DE 4,977,800 Y 536,800 ACCIONES, RESPECTIVAMENTE, QUE TENIA EN CIRCULACION EN LA BOLSA MEXICANA DE VALORES POR UN IMPORTE DE $38,500 ($37,001 SIN REEXPRESION) Y $3,769 ($3,574 SIN REEXPRESION), RESPECTIVAMENTE, GENERANDO UNA REDUCCION DEL CAPITAL SOCIAL, AL 31 DE DICIEMBRE DE 2006 Y DE 2005, DE $4,981 ($4,787 SIN REEXPRESION) Y $566 ($536 SIN REEXPRESION), RESPECTIVAMENTE.

ASIMISMO, DURANTE 2006 Y 2005, LA COMPAÑIA COLOCO 1,082,600 Y 10,090,400 ACCIONES, RESPECTIVAMENTE, QUE EN AÑOS ANTERIORES HABIAN SIDO RECOMPRADAS, EL IMPORTE DE ESTAS COLOCACIONES IMPORTARON $8,720 Y $66,787 ($8,720 Y $62,591 SIN REEXPRESION), RESPECTIVAMENTE, LO QUE GENERO UN INCREMENTO EN EL CAPITAL SOCIAL, DE $1,083 Y $13,144 ($1,083 Y $10,096 SIN REEXPRESION), RESPECTIVAMENTE.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	109,079
INTERESES GANADOS	14,999
PÉRDIDA/(UTILIDAD)CAMBIARIA	3,931
RESULTADO POR POSICIÓN MONETARIA	(16,522)
TOTAL	81,489

NOTA 8. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 31 DE DICIEMBRE FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(9,749)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	170,515

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	FACTOR	MENSUAL	ACUMUL
ENE-06	15,380	15,380	1.0344	15,909	15,909
FEB-06	19,410	34,790	1.0328	20,047	35,956
MAR-06	43,817	78,607	1.0315	45,197	81,153
ABR-06	24,332	102,939	1.0300	25,062	106,215
MAY-06	28,693	131,632	1.0346	29,686	135,901
JUN-06	30,048	161,680	1.0337	31,061	166,961
JUL-06	21,192	182,872	1.0309	21,847	188,808
AGO-06	20,981	203,853	1.0257	21,520	210,328
SEP-06	25,202	229,055	1.0154	25,590	235,918

OCT-06	27,567	256,622	1.0110	27,870	263,789
NOV-06	29,633	286,255	1.0057	29,802	293,591
DIC-06	39,153	325,408	1.0000	39,153	332,744

AL 31 DE DICIEMBRE DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	4,883	2,644	7,527
PASIVOS MONETARIOS	13,639	0	13,639
POSICIÓN NETA	(8,756)	2,644	(6,112)

AL 31 DE DICIEMBRE DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	4,345
MAQUINARIA Y EQUIPO	118,287
TOTAL	122,632

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	5,602,095	518,344	6,120,349
UTILIDAD (PÉRDIDA) DE OPERACIÓN	813,206	75,243	888,449
UTILIDAD NETA	304,564	28,180	332,744
DEPRECIACIÓN Y AMORTIZACIÓN	109,549	10,136	119,685
EBITDA	922,754	85,380	1,008,134
ACTIVOS TOTALES	4,145,344	382,672	4,528,016
PASIVOS TOTALES	1,867,031	171,867	2,038,898

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPANIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACION DE PRODUCTOS ALIMENTICI	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD DE MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORTACION DE PROD ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGETALES DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					103,482
TOTAL				0	103,482

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
INBURSA	31/12/2010	11.06	0	20,000	20,000	10,000	10,000	0						
BANCOMER	31/03/2010	9.70	0	12,640	18,889	18,889	20,417	0						
BANCOMER	30/11/2010	8.26	0	50,000	50,000	50,000	50,000	0						
BANCOMER	30/11/2010	8.26	0	25,000	25,000	25,000	25,000	0						
BANAMEX	31/10/2010	9.84	0	25,000	25,000	25,000	25,000	0						
BANCOMEXT	18/03/2009	9.95	0	43,333	43,333	21,667	0	0						
INBURSA	31/12/2010	10.20	0	14,000	14,000	8,000	8,000	0						
INBURSA	31/12/2010	10.98	0	0	0	0	100,000	0						
INBURSA	31/12/2010	11.08	0	20,000	20,000	10,000	10,000	0						
INBURSA	31/12/2010	11.08	0	4,000	4,000	4,500	4,500	0						
INBURSA	31/12/2010	11.05	0	0	0	0	49,000	0						
INBURSA	11/01/2007	8.55	0	4,000	0	0	0	0						
SCOTIABANK INVERLAT	30/09/2008	8.14	0	31,250	18,750	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
BANCOMEXT1	19/12/2008	6.74							0	72,503	72,503	0	0	0
OTHER														
TOTAL BANKS			0	249,223	238,972	173,056	301,917	0	0	72,503	72,503	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	427,146	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	2,278	0	0	0	0
TOTAL SUPPLIERS			0	427,146	0	0	0	0	0	2,278	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS CUENTAS POR PAGAR		0.00	0	44,713	0	0	0	0						
OTRAS CUENTAS POR PAGAR		0.00							0	1,049	0	0	0	0
TOTAL			0	721,082	238,972	173,056	301,917	0	0	75,830	72,503	0	0	0

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA RELACION PESO DOLAR FUE DE $10.8755

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	4,883	53,105	2,644	28,760	81,865
LIABILITIES POSITION	13,640	148,333	0	0	148,333
SHORT-TERM LIABILITIES POSITION	6,973	75,830	0	0	75,830
LONG-TERM LIABILITIES POSITION	6,667	72,503	0	0	72,503
NET BALANCE	(8,757)	(95,228)	2,644	28,760	(66,468)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,928,584	3,332,370	(403,786)	0.01	(2,342)
FEBRUARY	2,684,840	3,119,797	(434,957)	0.01	(652)
MARCH	2,582,485	2,979,078	(396,593)	0.01	(476)
APRIL	2,713,523	3,055,622	(342,099)	(0.01)	(479)
MAY	2,737,859	3,135,601	(397,742)	0.01	1,790
JUNE	2,854,347	3,267,964	(413,616)	0.01	(331)
JULY	2,798,055	3,189,981	(391,926)	0.01	(1,058)
AUGUST	2,827,886	3,264,883	(436,997)	0.01	(2,229)
SEPTEMBER	2,864,754	3,294,013	(429,259)	0.01	(4,293)
OCTOBER	2,899,155	3,213,641	(314,487)	0.01	(1,352)
NOVEMBER	3,054,503	3,275,576	(221,074)	0.01	(1,150)
DECEMBER	3,011,994	3,531,021	(519,027)	0.01	(2,958)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(992)
TOTAL					(16,522)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FABR MAY, MOST, JUGOS Y MERM	14,000	78.00
PLANTA SLP MCCORMICK DUQUE	FABR MAY, MOSTAZA, TES	5,000	82.00
PLANTA SLP INDUSTRIAS	FABR MOLES, SALSAS, FRUTAS, JUG	11,500	60.00
PLANTA SLP BARILLA DUQUE	FABR PASTAS	19,260	85.00
PLANTA ENSENADA	FABR SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINAS	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATUN	1,000	80.00
CENTRO DISTR MEXICO	DISTR PRODS HERDEZ, D MARIA,	17,272	95.00
CENTRO DISTR CHIHUAHUA	DISTR PRODS HERDEZ, D MARIA,	3,300	90.00
CENTRO DISTR SLP	DISTR PRODS HERDEZ, D MARIA,	6,420	90.00
CENTRO DISTR GUADALAJARA	DISTR PRODS HERDEZ, D MARIA,	4,843	90.00
CENTRO DISTR MERIDA	DISTR PRODS HERDEZ, D MARIA,	1,600	90.00
CENTRO DISTR TIJUANA	DISTR PRODS HERDEZ, D MARIA,	4,355	90.00
CENTRO DISTR MONTERREY	DISTR PRODS HERDEZ, D MARIA,	3,204	90.00
CENTRO DISTR PUEBLA	DISTR PRODS HERDEZ, D MARIA,	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACIFIC				6.3
FRASCO	COMPANIA VIDRIERA SA DE CV				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.6
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTON TITAN				3.76
ACEITE DE SOYA	RAGASA IND Y CARGIL DE MEXICO				8.92
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2006

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	17,885	3,131,242	0.0	HERDEZ, MCCORMICK	WAL MART
JUGOS FRUTAS Y POSTR	4,956	632,539	0.0	HERDEZ, CARLOTA	COMERCIAL MEXICANA
VEGETALES	3,461	526,330	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	2,069	594,650	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	10,844	637,834	0.0	BARILLA	ISSSTE
VARIOS	153	79,500	0.0	HERDEZ	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	3,371	408,447	0.0		
JUGOS FRUTAS Y POSTR	115	17,632	0.0		
VEGETALES	703	76,584	0.0		
MARISCOS Y CARNES	41	7,684	0.0		
VARIOS	69	7,997	0.0		
TOTAL		6,120,439			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

AUDITED

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	3,371	408,447			
JUGOS FRUTAS Y POSTR	115	17,632			
VEGETALES	703	76,584			
MARISCOS Y CARNES	41	7,684			
VARIOS	69	7,997			
FOREIGN SUBSIDIARIES					

TOTAL	518,344	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	384,904,763	278,091,872	150,012,891	43,227	385,150
TOTAL			43,200,000	384,904,763	278,091,872	150,012,891	43,227	385,150

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 428,104,763

NOTES

NO APLICABLE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

NO APLICABLE

SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2007
WASH. D.C. 210 SECTION

GRUPO
HERDEZ.

Mayo 17 del 2007.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 1er. trimestre del 2007 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

GRUPO HERDEZ

May 8, 2007

Dear Board Members:

We started the year 2007 with a moderate increase in our unit sales, exceeding the record figures registered in the January-March period of last year.

Domestic sales volume measured in tons increased 1.3%, with the "vegetables" segment excelling, driven by the tomato puree, vegetables and olive lines. "Juices, fruits and desserts" showed positive performance, helped by the recent beverage launches.

In terms of export sales, these declined 4.2% in tons; nonetheless, sales to end clients increased thanks to the backup inventories that our international partners and distributors maintain.

Total net sales in the first quarter of 2007 were $1,418.6 million, slightly less than the figure registered in the first quarter of 2006, which as I mentioned previously, was a historical record for a first quarter.

During the January-March period of 2007, the cost of sales declined by 1.5 percentage points, from 59.6% to 58.1% as a percentage of sales, thanks in large part to greater efficiencies at Herdez companies, which have restructured their operations in recent years. This translated into higher gross profit, which increased 2.7% from $579.6 to 595.0 million, or 41.9% of net sales.

This margin, however, is not sustainable for all of 2007 due to price increases in our main raw materials that is adversely impacting our production costs. Maintaining the gross margin from last year is one of the most important challenges.

Operating expenses represented 26.4% of sales, registering a marginal increase of 1.2 percentage points in comparison with last year due to greater investments in advertising and promotion which were partially offset by lower administrative expenses.

Operating income rose to $220.6 million, an increase of 1.4% compared to operating income in the first quarter of 2006, which resulted in an operating margin of 15.6%, 0.4 percentage points more than in the previous year.

EBITDA totaled $252.5 million, an increase of 1.7%, while EBITDA margin also expanded by 0.5 points, from 17.3% to 17.8% of net sales.

Given these operating results, net majority income in the first quarter increased to $88.2 million, registering a 1.2% gain in comparison with the figure obtained in the first quarter of 2006.

The financial position of the company remains solid, with bank debt at March 31, 2007 totaling $1,038.4 million, equivalent to 39.8% and 22.7% of consolidated shareholders' equity and total assets, respectively.

Finally, the solid financial situation of the group combined with the good results of the operational restructuring implemented in 2004, gives us a suitable platform to successfully continue executing our strategy of profitable growth. Without a doubt there is much left to do, but I am confident that we are headed in the right direction.

Sincerely,

Héctor Hernández-Pons Torres.
Chairman and Chief Executive Officer

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,580,380	100	4,703,752	100
s02	CURRENT ASSETS	2,187,849	48	2,158,677	46
s03	CASH AND SHORT-TERM INVESTMENTS	74,770	2	174,759	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	800,841	17	789,502	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	255,556	6	206,131	4
s06	INVENTORIES	966,481	21	907,624	19
s07	OTHER CURRENT ASSETS	90,201	2	80,661	2
s08	LONG-TERM	97,773	2	98,429	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	97,773	2	98,429	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,942,309	42	2,108,930	45
s13	LAND AND BUILDINGS	977,932	21	1,020,673	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,708,280	37	1,768,522	38
s15	OTHER EQUIPMENT	438,510	10	442,447	9
s16	ACCUMULATED DEPRECIATION	1,261,344	28	1,224,729	26
s17	CONSTRUCTION IN PROGRESS	78,931	2	102,017	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	346,323	8	331,333	7
s19	OTHER ASSETS	6,126	0	6,383	0
s20	TOTAL LIABILITIES	1,970,125	100	1,805,488	100
s21	CURRENT LIABILITIES	1,052,168	53	819,698	45
s22	SUPPLIERS	501,500	25	320,008	18
s23	BANK LOANS	322,893	16	237,675	13
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	152,183	8	163,130	9
s26	OTHER CURRENT LIABILITIES	75,592	4	98,885	5
s27	LONG-TERM LIABILITIES	715,477	36	771,134	43
s28	BANK LOANS	715,477	36	771,134	43
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	202,480	10	214,656	12
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,610,255	100	2,898,264	100
s34	MINORITY INTEREST	695,578	27	719,569	25
s35	MAJORITY INTEREST	1,914,677	73	2,178,695	75
s36	CONTRIBUTED CAPITAL	1,151,180	44	1,155,255	40
s79	CAPITAL STOCK	936,099	36	940,141	32
s39	PREMIUM ON ISSUANCE OF SHARES	215,081	8	215,114	7
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	763,497	29	1,023,440	35
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,285,346	126	3,364,650	116
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,521,849)	(97)	(2,341,210)	(81)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	74,770	100	174,759	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	74,770	100	174,759	100
s07	OTHER CURRENT ASSETS	90,201	100	80,661	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	90,201	100	80,661	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	346,323	100	331,333	100
s48	DEFERRED EXPENSES (NET)	230,978	67	226,301	68
s49	GOODWILL	92,372	27	92,665	28
s51	OTHER	22,973	7	12,367	4
s19	OTHER ASSETS	6,126	100	6,383	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	6,383	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	1,052,168	100	819,698	100
s52	FOREIGN CURRENCY LIABILITIES	89,124	8	89,299	11
s53	MEXICAN PESOS LIABILITIES	963,044	92	730,399	89
s26	OTHER CURRENT LIABILITIES	75,592	100	98,885	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	10,208	14	10,474	11
s68	PROVISIONS	58,221	77	63,637	64
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	7,163	9	24,774	25
s27	LONG-TERM LIABILITIES	715,477	100	771,134	100
s59	FOREIGN CURRENCY LIABILITIES	73,671	10	151,346	20
s60	MEXICAN PESOS LIABILITIES	641,806	90	619,788	80
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	202,480	100	214,656	100
s66	DEFERRED TAXES	177,040	87	193,138	90
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	25,440	13	21,518	10
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	936,099	100	940,141	100
s37	CAPITAL STOCK (NOMINAL)	428,415	46	432,275	46
s38	RESTATEMENT OF CAPITAL STOCK	507,684	54	507,866	54

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,285,346	100	3,364,650	100
s93	LEGAL RESERVE	110,392	3	94,774	3
s43	RESERVE FOR REPURCHASE OF SHARES	220,103	7	244,738	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,866,655	87	2,938,024	87
s45	NET INCOME FOR THE YEAR	88,196	3	87,114	3
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,521,849)	100	(2,341,210)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,521,849)	100	(2,341,210)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,418,611	100	1,435,128	100
r02	COST OF SALES	823,588	58	855,485	60
r03	GROSS PROFIT	595,023	42	579,643	40
r04	OPERATING EXPENSES	374,392	26	362,084	25
r05	OPERATING INCOME	220,631	16	217,559	15
r06	INTEGRAL FINANCING COST	22,615	2	21,373	1
r07	INCOME AFTER INTEGRAL FINANCING COST	198,016	14	196,186	14
r08	OTHER EXPENSE AND INCOME (NET)	577	0	3,503	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	197,439	14	192,683	13
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,844	4	58,470	4
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	140,595	10	134,213	9
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(2,503)	0	1,185	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	138,092	10	135,398	9
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	138,092	10	135,398	9
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	138,092	10	135,398	9
r19	NET INCOME OF MINORITY INTEREST	49,896	4	48,284	3
r20	NET INCOME OF MAJORITY INTEREST	88,196	6	87,114	6

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,135,681	1,338,979
s73	PENSIONS AND SENIORITY PREMIUMS	57,772	40,166
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	5,363	2,583
s76	WORKERS (*)	110	3,064
s77	OUTSTANDING SHARES (*)	428,142,763	431,999,963
s78	REPURCHASED SHARES (*)	3,857,237	37
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,418,611	100	1,435,128	100
r21	DOMESTIC	1,308,795	92	1,320,084	92
r22	FOREIGN	109,816	8	115,044	8
r23	TRANSLATED INTO DOLLARS (***)	9,947	1	10,396	1
r06	INTEGRAL FINANCING COST	22,615	100	21,373	100
r24	INTEREST EXPENSE	27,579	122	26,151	122
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,914	8	3,093	14
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	608	3	3,115	15
r28	RESULT FROM MONETARY POSITION	(3,658)	(16)	(4,800)	(22)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,844	100	58,470	100
r32	INCOME TAX	66,593	117	58,184	100
r33	DEFERRED INCOME TAX	(9,749)	(17)	286	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,573,323	1,591,620
r37	TAX RESULT FOR THE YEAR	237,832	207,801
r38	NET SALES (**)	6,165,851	6,147,794
r39	OPERATING INCOME (**)	900,511	887,365
r40	NET INCOME OF MAJORITY INTEREST (**)	337,196	344,830
r41	NET CONSOLIDATED INCOME (**)	547,460	565,488
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	31,904	30,484

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,418,611	100	1,435,128	100
rt02	COST OF SALES	823,588	58	855,485	60
rt03	GROSS PROFIT	595,023	42	579,643	40
rt04	OPERATING EXPENSES	374,392	26	362,084	25
rt05	OPERATING INCOME	220,631	16	217,559	15
rt06	INTEGRAL FINANCING COST	22,615	2	21,373	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	198,016	14	196,186	14
rt08	OTHER EXPENSE AND INCOME (NET)	577	0	3,503	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	197,439	14	192,683	13
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,844	4	58,470	4
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	140,595	10	134,213	9
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(2,503)	0	1,185	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	138,092	10	135,398	9
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	138,092	10	135,398	9
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	138,092	10	135,398	9
rt19	NET INCOME OF MINORITY INTEREST	49,896	4	48,284	3
rt20	NET INCOME OF MAJORITY INTEREST	88,196	6	87,114	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A.B. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,418,611	100	1,435,128	100
rt21	DOMESTIC	1,308,795	92	1,320,084	92
rt22	FOREIGN	109,816	8	115,044	8
rt23	TRANSLATED INTO DOLLARS (***)	9,947	1	10,396	1
rt06	INTEGRAL FINANCING COST	22,615	100	21,373	100
rt24	INTEREST EXPENSE	27,579	122	26,151	122
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	1,914	8	3,093	14
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	608	3	3,115	15
rt28	RESULT FROM MONETARY POSITION	(3,658)	(16)	(4,800)	(22)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,844	100	58,470	100
rt32	INCOME TAX	66,593	117	58,184	100
rt33	DEFERRED INCOME TAX	(9,749)	(17)	286	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	138,092	135,398
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	33,532	31,374
c03	RESOURCES FROM NET INCOME FOR THE YEAR	171,624	166,772
c04	RESOURCES PROVIDED OR USED IN OPERATION	(80,642)	75,732
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	90,982	242,504
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(80,995)	(68,098)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	456	0
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(80,539)	(68,098)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,983)	(33,918)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,460	140,488
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	71,310	34,271
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	74,770	174,759

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	33,532	31,374
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	31,396	30,484
c41	+ (-) OTHER ITEMS	2,136	890
c04	RESOURCES PROVIDED OR USED IN OPERATION	(80,642)	75,732
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	86,662	153,417
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(186,501)	(8,029)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	27,197	(9,362)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	67,739	(26,660)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(75,739)	(33,634)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(80,995)	(68,098)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(80,995)	(68,098)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	456	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	456	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,983)	(33,918)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,543)	(1,090)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(2,440)	(32,828)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007
GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.79		$	0.80	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.32		$	1.51	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	4.47		$	5.04	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.68	times		1.92	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.24	times		12.14	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.73	%	9.43	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	17.61	%	15.82	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.95	%	12.02	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	2.64	%	3.54	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.34	times	1.30	times
p07	NET SALES TO FIXED ASSETS (**)	3.17	times	2.91	times
p08	INVENTORIES TURNOVER (**)	3.76	times	3.75	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44.18	days	43.05	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.23	%	11.25	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	43.01	%	38.38	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.75	times	0.62	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	8.26	%	13.32	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.83	%	36.56	%
p15	OPERATING INCOME TO INTEREST PAID	7.99	times	8.31	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.12	times	3.40	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.07	times	2.63	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.16	times	1.52	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.11	times	1.19	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.10	%	21.31	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	12.09	%	11.62	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.68)	%	5.27	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	3.29	times	9.27	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.56	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.56)	%	(0.00)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	65.05	%	3.21	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

INFORME DEL DIRECTOR GENERAL
Primer Trimestre de 2007

Ventas Netas

Toneladas
Las ventas durante el trimestre pasaron de 79,869.0 a 80,884.0, lo que significó un incremento de 1.3%, asimismo, en ventas nacionales se tuvo un incremento del 1.9% mientras que en exportaciones se tuvo un decremento de -4.2%.

Valores
Las ventas del primer trimestre fueron de $1, 418.6 una ligera disminución marginal de 1.2% con respecto a 2006 que fueron de $1,435.1 millones de pesos.

Las ventas nacionales alcanzaron $1,308.8 millones que comparados contra $1,320.0 representa un decremento del 0.9%.
Las exportaciones alcanzaron $109.8 millones registrando un decremento de 4.5% ya que el año anterior se vendieron $115.0 millones, representando un 7.7% de las ventas.

Costos y Gastos

El costo de ventas en el primer trimestre se redujo en 3.7%. Como proporción a ventas, el costo disminuyó 1.5 puntos porcentuales al pasar de 59.6% en 2006 a 58.1% en 2007 derivado de mayores eficiencias como resultado de la reestructura en nuestras plantas productivas.

Los gastos de operación del trimestre representaron 26.4% sobre ventas contra al 25.2% del mismo periodo del año anterior. En importe, los gastos de operación pasaron de $362.1 durante 2006 a $374.4 millones en 2007, con un incremento del 3.4%.

Utilidad de Operación y UAFIDA

La utilidad de operación del 1T07 ascendió a $220.6 millones, lo que representó un incremento de 1.4% respecto al mismo periodo del año anterior. De igual forma, el margen de operación pasó de 15.2% a 15.6% de las ventas, es decir, una ligera expansión de 0.4 puntos porcentuales.

Asimismo, el flujo de operación UAFIDA aumentó al pasar de $248.3 a $252.5 millones, mientras que el margen pasó del 17.3% en 2006 a 17.8% en el primer trimestre 2007.

Costo Integral de Financiamiento

El costo integral de financiamiento se mantuvo muy similar ya que en 2007 fue de $22.6 contra $21.4 del año anterior.

Utilidad Neta

La utilidad neta consolidada creció 2.0% durante el trimestre al pasar de $135.4 en el 1T06 a $138.1 millones en el 1T07 mientras que la utilidad neta mayoritaria registró un ligero crecimiento de 1.2% al pasar de $87.1 en el 1T06 a $88.2 millones durante el 1T07, el margen neto se ubicó en 6.2% en 2007 y 6.1% en 2006.

Flujo de Efectivo

Los recursos generados por la operación ascendieron a $90.0, que en su mayoría se destinaron a la reducción de pasivos con costo.

Pasivos con Costo

Al 31 de Marzo de 2007 la deuda bancaria fue de $1,038.4 que comparado contra la del año anterior por $1,008.8 tiene un ligero incremento de 2.9%

LIC. HECTOR HERNANDEZ PONS TORRES.
DIRECTOR GENERAL DE GRUPO HERDEZ, S.A. DE C.V.

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MEXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MEXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V., HERMARCAS, S.A. DE C.V. Y HERDEZ MARCAS, S.L.

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS Y SE EXPRESAN EN PESOS DE PODER ADQUISITIVO DEL ULTIMO EJERCICIO.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.
A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE MARZO DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 31 DE DICIEMBRE DE 2006 Y DE 2005, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICIN DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.

LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 31 DE MARZO DE 2007 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

Concepto	Costo de Adquisic	Deprec Acumul	Valor en Libros	Reval	Deprec Por rev	Valor en Libros
INMUEBLES	382,149	81,175	300,975	366,374	185,671	481,677
MAQUINARIA	885,140	332,607	552,533	823,140	467,562	908,111
EQ.TRANSP.	46,707	23,667	23,040	39,000	33,504	28,536
EQ.OFNA.	45,256	21,761	23,496	34,708	29,735	28,469
EQ.COMPUTO	58,652	46,283	12,369	16,502	15,293	13,577
EQ. DE PESCA	191,309	18,715	172,594	1,465	4,429	169,630
OTROS	3,960	782	3,178	951	160	3,969
TOTAL	1,613,174	524,990	1,088,184	1,282,140	736,354	1,633,970

Activos No Depreciables

TERRENOS	68,217		68,217	161,192		229,409

CONSTRUCC. EN PROCESO	78,931		78,931			78,931
TOTAL	147,147		147,147	161,192		308,339
TOTAL	1,760,321	524,990	1,235,331	1,443,332	736,354	1,942,309

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,415	507,684	936,099
PRIMA EN VENTA DE ACCIONES	43,572	171,510	215,082
RESERVA LEGAL	58,463	51,929	110,392
RESULTADOS ACUMULADOS	1,681,018	1,185,636	2,866,654
RVA P/ ADQUIS DE ACCS PROP	43,969	176,134	220,103
EXC (INSUF) EN LA ACT DEL CAP		(2,521,849)	(2,521,849)
RESULTADO DEL EJERCICIO	88,196	0	88,196
TOTAL	2,343,633	(428,956)	1,914,677

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE 2007 LA COMPAÑÍA VENDIÓ 38,000 ACCIONES A UN PRECIO PROMEDIO DE $12.00

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	27,579
INTERESES GANADOS	1,914
PÉRDIDA/(UTILIDAD)CAMBIARIA	608
RESULTADO POR POSICIÓN MONETARIA	(3,658)
TOTAL	22,615

NOTA 8. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 31 DE DICIEMBRE FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(9,749)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	177,040

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	FACTOR	MENSUAL	ACUMUL
ABR-06	24,332	24,332	1.0405	25,317	25,317
MAY-06	28,693	53,025	1.0451	29,987	55,305
JUN-06	30,048	83,073	1.0442	31,376	86,681
JUL-06	21,192	104,265	1.0414	22,069	108,750
AGO-06	20,981	125,246	1.0361	21,738	130,488
SEP-06	25,202	150,448	1.0257	25,850	156,338
OCT-06	27,567	178,015	1.0213	28,154	184,492
NOV-06	29,633	207,648	1.0159	30,104	214,596
DIC-06	39,153	246,801	1.0101	39,548	254,145
ENE-07	23,468	270,269	1.0049	23,583	277,728
FEB-07	23,498	293,767	1.0021	23,547	301,275
MAR-07	35,921	329,688	1.0000	35,921	337,196

AL 31 DE MARZO DEL 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	3,719	2,059	5,778
PASIVOS MONETARIOS	14,732	0	14,732
POSICIÓN NETA	(11,013)	2,059	(8,954)

AL 31 DE DICIEMBRE DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	3,985
MAQUINARIA Y EQUIPO	118,287
TOTAL	122,272

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	1,308,795	109,816	1,418,611
UTILIDAD (PÉRDIDA) DE OPERACIÓN	203,552	17,079	220,631
UTILIDAD NETA	81,369	6,827	88,196

DEPRECIACIÓN Y AMORTIZACIÓN	29,434	2,470	31,904
EBITDA	232,986	19,549	252,535
ACTIVOS TOTALES	4,225,809	354,571	4,580,380
PASIVOS TOTALES	1,817,616	152,509	1,970,125

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Herdez, S.A. de C.V.	Produccion de alimentos envasados	300,000,000	100.00
Compañia Comercial Herdez, S.A. de C.V.	Comercializacion de productos alimentic	326,672,310	100.00
McCormick de Mexico, S.A. de C.V.	Produccion de alimentos envasados	450,000,000	50.00
Grupo Bufalo, S.A. de C.V.	Produccion de alimentos envasados	37,000,063	100.00
Miel Carlota, S.A. de C.V.	Produccion de miel de abeja	135,000,000	95.00
Yavaros Industrial, S.A. de C.V.	Captura de especies marinas	33,281,111	100.00
Hormel Alimentos, S.A. de C.V.	Importacion de productos alimenticios	1,000,000	50.00
Almacenadora Herpons, S.A. de C.V.	Almacenes y bodegas	120,500	100.00
Alimentos Deshidratados del Bajio, S.A. de C.V.	Prod de vegetales deshidratados	5,388,187	100.00
Hersea, S.A. de C.V.	Pesca y comercializacion de prod del mar	40,050	100.00
Barilla Mexico, S.A. de C.V.	Importacion de pastas y salsas	117,748,096	50.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					97,773
TOTAL				0	97,773

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
INBURSA	31/12/2010	11.08	0	20,000	15,000	10,000	10,000	0						
BANCOMER	31/03/2010	9.70	0	18,889	18,889	18,889	9,445	0						
BANCOMER	30/11/2010	8.11	0	50,000	50,000	50,000	37,500	0						
BANCOMER	30/11/2010	8.11	0	25,000	25,000	25,000	18,750	0						
BANAMEX	31/10/2010	9.75	0	25,000	25,000	25,000	18,750	0						
BANCOMEXT	18/03/2009	9.95	0	43,333	43,333	0	0	0						
INBURSA	31/12/2010	10.20	0	14,000	10,500	8,000	8,000	0						
INBURSA	31/12/2010	10.98	0	0	0	100,000	0	0						
INBURSA	31/12/2010	11.08	0	20,000	20,000	15,000	0	0						
INBURSA	31/12/2010	11.08	0	4,000	3,000	4,500	4,500	0						
INBURSA	31/12/2010	11.05	0	0	0	49,000	0	0						
INBURSA	17/04/2007	8.40	0	4,000	0	0	0	0						
SCOTIABANK INVERLAT	30/09/2008	8.10	0	25,000	18,750	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
BANCOMEXT1	19/12/2008	6.72							0	73,671	73,671	0	0	0
OTHER														
TOTAL BANKS			0	249,222	229,472	305,389	106,945	0	0	73,671	73,671	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	487,883	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	13,617	0	0	0	0
TOTAL SUPPLIERS			0	487,883	0	0	0	0	0	13,617	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS CUENTAS POR PAGAR		0.00	0	7,163	0	0	0	0						
OTRAS CUENTAS POR PAGAR		0.00							0	0	0	0	0	0
TOTAL			0	744,268	229,472	305,389	106,945	0	0	87,288	73,671	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,719	41,094	2,059	22,753	63,847
LIABILITIES POSITION	14,732	162,795	0	0	162,795
SHORT-TERM LIABILITIES POSITION	8,065	89,124	0	0	89,124
LONG-TERM LIABILITIES POSITION	6,667	73,671	0	0	73,671
NET BALANCE	(11,013)	(121,701)	2,059	22,753	(98,948)

NOTES

TIPO DE CAMBIO PESO POR DOLAR $11.0507
TIPO DE CAMBIO PESO POR EURO $14.7483

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	3,166,684	3,548,921	(382,238)	0.01	(1,954)
FEBRUARY	3,084,102	3,472,924	(388,822)	0.01	(1,052)
MARCH	3,253,598	3,484,066	(230,468)	0.01	(462)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(190)
TOTAL					(3,658)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FABR MAY, MOST, JUGOS Y MERM	14,000	78.00
PLANTA SLP MCCORMICK DUQUE	FABR MAY, MOSTAZA, TES	5,000	82.00
PLANTA SLP INDUSTRIAS	FABR MOLES, SALSAS, FRUTAS, JUG	11,500	60.00
PLANTA SLP BARILLA DUQUE	FABR PASTAS	19,260	85.00
PLANTA ENSENADA	FABR SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINAS	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATUN	1,000	80.00
CENTRO DISTR MEXICO	DISTR PRODS HERDEZ, D MARIA,	17,272	95.00
CENTRO DISTR CHIHUAHUA	DISTR PRODS HERDEZ, D MARIA,	3,300	90.00
CENTRO DISTR SLP	DISTR PRODS HERDEZ, D MARIA,	6,420	90.00
CENTRO DISTR GUADALAJARA	DISTR PRODS HERDEZ, D MARIA,	4,843	90.00
CENTRO DISTR MERIDA	DISTR PRODS HERDEZ, D MARIA,	1,600	90.00
CENTRO DISTR TIJUANA	DISTR PRODS HERDEZ, D MARIA,	4,355	90.00
CENTRO DISTR MONTERREY	DISTR PRODS HERDEZ, D MARIA,	3,204	90.00
CENTRO DISTR PUEBLA	DISTR PRODS HERDEZ, D MARIA,	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACIFIC				6.3
FRASCO	COMPANIA VIDRIERA SA DE CV				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.6
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTON TITAN				3.76
ACEITE DE SOYA	RAGASA IND Y CARGIL DE MEXICO				8.92
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	3,738	685,604	0.0	HERDEZ, MCCORMICK	WAL MART
JUGOS FRUTAS Y POSTR	1,184	152,471	0.0	HERDEZ, CARLOTA	COMERCIAL MEXICANA
VEGETALES	942	143,028	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	627	176,851	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	2,265	135,200	0.0	BARILLA	ISSSTE
VARIOS	32	15,641	0.0	HERDEZ	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	816	99,413	0.0		
JUGOS FRUTAS Y POSTR	14	1,981	0.0		
VEGETALES	43	3,796	0.0		
MARISCOS Y CARNES	21	4,626	0.0		
VARIOS	0	0	0.0		
TOTAL		1,418,611			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2007

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	816	99,413	USA	HERDEZ	
JUGOS FRUTAS Y POSTR	14	1,981	CANADA	DOÑA MARIA	
VEGETALES	43	3,796	CENTROAMERICA	MCCORMICK	
MARISCOS Y CARNES	21	4,626			
VARIOS	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	109,816	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	384,942,763	278,091,872	150,050,891	43,227	385,188
TOTAL			43,200,000	384,942,763	278,091,872	150,050,891	43,227	385,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 428,142,763

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APLICABLE

NO APLICABLE

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS